

June 14, 2013

Via E-mail
W. Greg Dunlevy
Chief Financial Officer
Kosmos Energy Ltd.
Clarendon House
2 Church Street
Hamilton, Bermuda HM 11

> **Re: Kosmos Energy Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 25, 2013**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2013**
> **Filed May 9, 2013**
> **File No. 001-35167**

Dear Mr. Dunlevy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Summary of Oil and Gas Reserves, page 20

1.   Please provide additional disclosure describing investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves. For example, disclose the capital expenditures made to convert proved undeveloped reserves to proved developed reserves. Refer to Item 1203(c) of Regulation S-K.

2.   We note your disclosure makes reference to "continued field developmental drilling in the Jubilee Field." Please tell us whether this activity resulted in the conversion of

proved undeveloped reserves to proved status during the fiscal year ended December 31, 2012.

Notes to Consolidated Financial Statements

Note 2. Accounting Policies, page 98

Restricted Cash, page 99

3.   We note you are required to maintain a restricted cash balance to "cash collateralize performance guarantees." Please expand your disclosure to describe the terms of the restrictions. Refer to Rule 5-02(1) of Regulation S-X.

Depletion, Depreciation and Amortization, page 100

4.   We note your accounting policy statement that "Capitalized exploratory drilling costs that result in a discovery of proved reserves and development costs are amortized using the unit-of-production method based on estimated proved oil and natural gas reserves for the related field." However, it appears that the types of costs you describe are required to be amortized on the basis of the total estimated units of proved developed reserves. Please confirm, if true, that your policy complies with FASB ASC 932-360-35-7 and modify your disclosure accordingly, or otherwise advise.

Note 15. Income Taxes, page 122

5.   We note you disclose the effective tax rate for the various jurisdictions in which you operate in your Form 10-Q for the fiscal quarter ended March 31, 2013. Please tell us how you considered providing this type of disclosure as part of your annual report.

6.   We note you have provided disclosure regarding the expiration of foreign net operating loss carryforwards. Please expand your disclosure to more clearly indicate the specific periods in which these loss carryforwards expire. Refer to FASB ASC 740-10-50-3a.

Note 17. Commitments and Contingencies, page 128

7.   We note from your disclosure, with regard to litigation, regulatory examinations and administrative proceedings that "Although the outcome of these matters cannot be predicted with certainty, management believes none of these matters, either individually or in the aggregate, would have a material effect upon the Company's financial statements." Please provide disclosure here that is similar to the disclosure on page 66 of your Form 10-K regarding the possible effect on your results of operations should an unfavorable outcome occur. This comment also applies to your filings on Form 10-Q.

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Notes to Consolidated Financial Statements

Note 14. Subsequent Event, page 20

8.   It does not appear that you have disclosed an estimate of the financial effect of each subsequent event disclosed. For example, we note that your statement that you will reimburse Antrim Energy Inc. "a portion of previously incurred exploration costs, as well as carry the partner on future 3D seismic costs;" does not include the related amounts. Refer to FASB ASC 855-10-50-2 and expand your disclosure as necessary or otherwise advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/ Ethan Horowitz *for*

H. Roger Schwall
Assistant Director